Brian D. McCabe (617) 951 7801 brian.mccabe@ropesgray.com

December 1, 2016

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention:  Chad Eskildsen

Re:
Pax World Funds Series Trust I (Registration Nos. 002-38679, 811-02064) and Pax World Funds Series Trust III (Registration Nos. 333-194601, 811-22935)  (the “Registrants” and each series, a “Fund” and together, the “Funds”)

Dear Mr. Eskildsen:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided telephonically on October 25, 2016 in connection with the Registrants’ annual reports to shareholders on Form N-CSR (the “Annual Report”) filed on March 1, 2016.  The Staff’s comments are summarized below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

1. Comment.  Please update the below series (and corresponding class) identifiers of Pax World Funds Series Trust I as “inactive” on EDGAR.

S000027263	ESG Managers Growth Portfolio[1]
S000027266	ESG Managers Balanced Portfolio[2]

[1]
Effective March 29, 2016, the ESG Managers Growth Portfolio was consolidated into the ESG Managers Growth and Income Portfolio, and the ESG Managers Growth and Income Portfolio was renamed the Pax Sustainable Managers Capital Appreciation Fund.

Response. The Registrant confirms that the above series and their corresponding classes have been made “inactive” on EDGAR.

2. Comment.  For all Funds that charge sales loads or other fees at the time of purchasing shares or opening an account, please revise the Funds’ line graph disclosure for conformity with Instruction 2 to Item 27(b)(7) of Form N-1A regarding the deduction of the maximum sales load or other charges from the initial $10,000 investment on a going forward basis.

Response.  The Registrant will review its disclosure for conformity with Instruction 2 to Item 27(b)(7) and make any necessary revisions in future filings.

3. Comment.  For Funds with significant investments in a single sector, please consider adding relevant sector risk disclosures to the prospectus of each Fund.  The Staff notes that as of December 31, 2014 and December 31, 2015, the Pax ESG Beta Quality Fund (formerly, the “Pax World Growth Fund”) invested more than 25% of its assets in the information technology sector and each of the Pax Small Cap Fund (formerly, the “Pax World Small Cap Fund”) and the Pax MSCI International ESG Index Fund invested more than 25% of their respective assets in the financial sector.

Response.  The Registrant will consider including sector risk as a principal risk of each Fund in connection with the next annual update to the Registration Statement on Form N-1A.

4. Comment.  With respect to the “Investment Adviser Reimbursement” line item in the Statement of Assets and Liabilities for the applicable Funds,3 please confirm supplementally (i) the date that such receivables were paid to each Fund and (ii) that such receivables relate to the expense limitation agreement applicable to each Fund.  If such receivables do not relate to the expense limitation agreement applicable to each Fund, please inform the Staff of the nature of such receivables.  Please further confirm that such receivables were settled on the same terms as those applicable to the payment of advisory fees to the investment adviser (e.g., on a monthly basis).

Response.  Pax World Management LLC, the Funds’ investment adviser (the “Adviser”), has contractually agreed to reimburse expenses (excluding acquired fund fees and expenses, if any) of these Funds pursuant to an expense limitation agreement.  Each Fund’s expense limitation is outlined in the Fund’s prospectus.  The Fund accrues, on a daily basis, a reimbursement receivable for the amount that daily expenses exceed the established limitation.  The line item “Investment Adviser Reimbursement” in the Funds’ Statement of Assets and Liabilities represents the accrued reimbursement receivable as of fiscal year end.  The Adviser reimburses the Funds on a monthly basis.

[2]
Effective March 29, 2016, the ESG Managers Balanced Portfolio was consolidated into the ESG Managers Income Portfolio, and the ESG Managers Income Portfolio was renamed the Pax Sustainable Managers Total Return Fund.

[3]	Pax ESG Beta Quality Fund, Pax Small Cap Fund, Pax Global Environmental Markets Fund, Pax Sustainable Managers Capital Appreciation Fund and Pax Sustainable Managers Total Return Fund.

5. Comment.  Please confirm supplementally whether the Funds engage in the purchase and sale of securities from and to other Funds of the Registrant or other accounts managed by the Adviser pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“cross-trades”).

Response.  From time to time, pursuant to cross-trading procedures adopted by the Registrant’s Board of Trustees, the Funds have engaged in cross-trades.  For example, for the year ended December 31, 2015, and as described in the Annual Report to shareholders, Pax High Yield Bond Fund engaged in cross-trades with a high yield separate account managed by the Adviser.

6. Comment.  The prospectus for Pax MSCI International ESG Index Fund (the “International Index Fund”) states, “The International Index Fund employs a ‘passive management’—or indexing—investment approach designed to track the performance of the MSCI EAFE ESG Index, which is created and maintained by MSCI, Inc.”  The International Index Fund’s Annual Report disclosure states, “The Fund is designed to track the performance of the MSCI EAFE ESG (Net) Index with the objective of outperforming the EAFE Index over the long run.”  Please explain supplementally the inconsistency between the International Index Fund’s prospectus disclosure regarding tracking of the MSCI EAFE ESG Index (the “EAFE ESG Index”) and the Annual Report disclosure regarding outperformance of the MSCI EAFE Index (the “EAFE Index”).  Please also explain supplementally why the International Index Fund’s name is not misleading given the use of “index” in such name.

Response.  The Registrant believes that the apparent inconsistency be attributable to confusion between the EAFE ESG Index and the EAFE Index.  We note that the International Index Fund and the EAFE ESG Index are constructed to have a better environmental, social and governance (“ESG”) profile than the EAFE Index.  The International Index Fund employs a passive management investment approach designed to the track the performance of the EAFE ESG Index, a free float-adjusted market capitalization weighted index designed to measure the performance of equity securities of issuers organized or operating in developed market countries around the world, excluding the U.S. and Canada, that have high ESG ratings relative to their sector and industry group peers, as rated by MSCI ESG Research annually.  The Annual Report disclosure noted by the Staff refers to the Fund’s goal that, by tracking the EAFE ESG Index, it will outperform the broader EAFE Index, which is not constructed with a view to its ESG profile, and such disclosure is therefore not inconsistent with the Fund’s objective to seek investment returns that closely correspond to the price and yield performance, before fees and expenses, of the EAFE ESG Index.  Further, the Registrant notes that, consistent with the requirements of Rule 35d-1 under the 1940 Act, the International Index Fund, under normal circumstances, invests more than 80% of its total assets in the component securities of the EAFE ESG Index and in American Depositary Receipts, Global Depositary Receipts and Euro Depositary Receipts representing the component securities of the EAFE ESG Index.  The Registrant respectfully submits that the Fund’s investment policy of tracking the EAFE ESG Index and its objective of outperforming the broader and distinct EAFE Index are consistent with the requirements under Rule 35d-1 and related Commission guidance. Nevertheless, in light of the Staff’s comments, we will clarify the Annual Report disclosure noted in future shareholder reports.

7. Comment.  The prospectus for Pax Ellevate Global Women’s Index Fund (the “Global Women’s Index Fund”) states, “The Global Women’s Index Fund seeks investment returns that closely correspond to or exceed the price and yield performance, before fees and expenses, of the Pax Global Women’s Leadership Index (the ‘Women’s Index’), 4 while maintaining risk characteristics that [Pax Ellevate Management LLC] believes are generally similar to those of the Women’s Index.”  Please explain supplementally why the Global Women’s Index Fund’s name is not misleading given the use of “index” in such name.

Response.  The Registrant notes that, consistent with the requirements of Rule 35d-1 under the 1940 Act, the Global Women’s Index Fund, under normal circumstances, invests more than 80% of its total assets in the component securities of the Women’s Index and in American Depositary Receipts, Global Depositary Receipts and Euro Depositary Receipts representing the component securities of the Women's Index.  The Registrant also notes that, consistent with Rule 35d-1’s adopting release and related informal Commission guidance regarding the use of “global” in a fund’s name, the Global Women’s Index Fund invests at least 40% of its net assets (unless market conditions are not deemed favorable, in which case the Global Women's Index Fund would normally invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.  The Registrant believes this is sufficient to meet the requirements of Rule 35d-1 with respect to the Global Women’s Index Fund.  Accordingly, the Registrant respectfully submits that the Fund’s investment objective of seeking returns that closely correspond to or exceed the price and yield performance of the Women’s Index is consistent with the requirements of Rule 35d-1 and related Commission guidance.  The Registrant also notes that the Women’s Index Fund’s prospectus includes disclosure intended to further clarify that the Fund may use an optimized or enhanced strategy to achieve its investment objective, which disclosure states as follows:

The Global Women's Index Fund generally invests in all of the components included in the Women's Index, but may use a representative sampling strategy, or an optimized or enhanced strategy, to achieve its investment objective, weighting companies with more favorable characteristics with respect to women's empowerment (e.g., number of women in executive positions or on the board of directors) more heavily than the Women's Index, which uses market weights exclusively. As a result, the Global Women's Index Fund may not always hold the same securities in the same proportions or weightings as the Women’s Index.

8. Comment.  In the management discussion of fund performance section of the Annual Report of ESG Managers Growth Portfolio, ESG Managers Balanced Portfolio, ESG Managers Growth and Income Portfolio and ESG Managers Income Portfolio,5 there is a combined discussion of the Funds’ performance rather than a discussion of the factors that materially affected each Fund’s performance during the fiscal year ended December 31, 2015, including the relevant market conditions and the investment strategies and techniques used by the Funds’ Adviser as required by Item 27(b)(7)(i) of Form N-1A.  Please revise the disclosure for conformity with Item 27(b)(7)(i) of Form N-1A on a going forward basis.

[4]	A custom index calculated by MSCI.

[5]	See footnotes 1 and 2 for information about the reorganizations and name changes relevant to these Funds.

Response.  The Registrant will review its disclosure for conformity with Item 27(b)(7)(i) and make any necessary revisions in future filings.

9. Comment.  At December 31, 2015, the ESG Managers Income Portfolio (the “Income Portfolio”) allocated 40.7% and 58.9% of its investments to equity securities and fixed income securities, respectively.  At June 30, 2016, the Income Portfolio allocated 43.9% and 56.4% of its investments to equity securities and fixed income securities, respectively.  Please explain why the Income Portfolio’s allocations to fixed income securities are not consistent with its investment strategy, which states, as of May 1, 2015, that “under normal market conditions, the Income Portfolio expects to invest (directly or indirectly through mutual funds and/or exchange-traded funds (‘ETFs’)) at least 65% of its total assets in fixed income securities…”  Please also revise the Income Portfolio’s strategy and risk disclosure to account for investments in equity securities.

Response.  The Registrant notes that any deviance in the Income Portfolio’s allocations to fixed income securities from its investment strategy at December 31, 2015 was not attributable to purchases of equity securities.  The Registrant also notes that, as of May 1, 2015, the Income Portfolio’s prospectus disclosure indicated that, in addition to investing at least 65% of its total assets in fixed income securities under normal market conditions, the “Adviser has engaged Morningstar Associates, LLC as a portfolio construction adviser to design an asset allocation strategy for the Income Portfolio. Morningstar Associates allocates portions of the Income Portfolio’s assets to one or more pooled investment vehicles, such as mutual funds or ETFs (‘Underlying Funds’), and to one or more subadvisers engaged by the Adviser to implement the Income Portfolio’s principal investment strategies for the assets allocated to it.” The Income Portfolio’s prospectus disclosure also clarifies that, relative to other Funds, it “will have the lowest allocation to Underlying Funds and subadvisers investing principally in equity securities” and “the greatest allocation to Underlying Funds and subadvisers investing primarily in fixed income securities.”  The Registrant notes also that the Income Portfolio’s growth and value principal risks make clear that it could invest in growth and value equity securities.  For example, the Income Portfolio’s growth risk states as follows: “Growth (equity) securities typically trade at higher multiples of current earnings than other securities. Therefore, the values of growth securities may be more sensitive to changes in current or expected earnings than the values of other securities.”

The Registrant also respectfully submits that, effective March 29, 2016, the ESG Managers Balanced Portfolio was consolidated into the Income Portfolio and the Income Portfolio was renamed the “Pax Sustainable Managers Total Return Fund” (“Sustainable Total Return Fund”).  In connection with such name change, the principal investment strategy of the Sustainable Total Return Fund also was changed, as follows:

Under normal market conditions, the Sustainable Total Return Fund expects to invest (directly or indirectly through mutual funds and/or exchange-traded funds (‘ETFs’ and, together with mutual funds, ‘Underlying Funds’)) a majority of its total assets in fixed income securities (e.g., corporate bonds, U.S. Treasury securities, agency securities and municipal bonds) although it may invest a portion of its assets in equity securities (e.g., stocks.) The Sustainable Total Return Fund may invest in securities of non-U.S. issuers, including investments in emerging markets.

The Adviser has engaged Morningstar Associates, LLC as a portfolio construction adviser to design an asset allocation strategy for the Sustainable Total Return Fund. Morningstar Associates may adjust its allocations from time to time. (emphasis added)

Accordingly, the Registrant respectfully submits that the Sustainable Total Return Fund’s equity and fixed income securities allocations at June 30, 2016 are consistent with its investment strategy to invest “a majority of its total assets in fixed income securities” as well as “a portion of its assets in equity securities.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

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